UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

AMERISOURCEBERGEN CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03073E105

(CUSIP Number)

Marco Pagni

Executive Vice President, Global Chief Administrative Officer and General Counsel

Walgreens Boots Alliance, Inc.

108 Wilmot Road

Deerfield, Illinois 60015

(847) 315-2500

With a copy to:

Christopher E. Austin

Matthew P. Salerno

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreens Boots Alliance Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 56,854,867
	9	Sole Dispositive Power
	10	Shared Dispositive Power 56,854,867

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,854,867
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 27.7%*
14	Type of Reporting Person (See Instructions) OO

*

This calculation is based on 204,692,947 shares of Common Stock outstanding as of December 31, 2020 (as represented by the Issuer in the Stock Purchase Agreement by and between Walgreens Boots Alliance, Inc. and AmerisourceBergen Corporation dated as of January 6, 2021).

13D

CUSIP No. 03073E105

1	Name of Reporting Person WBA Investments, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 56,854,867
	9	Sole Dispositive Power
	10	Shared Dispositive Power 56,854,867

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,854,867
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 27.7%*
14	Type of Reporting Person (See Instructions) CO

*

This calculation is based on 204,692,947 shares of Common Stock outstanding as of December 31, 2020 (as represented by the Issuer in the Stock Purchase Agreement by and between Walgreens Boots Alliance, Inc. and AmerisourceBergen Corporation dated as of January 6, 2021).

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreens Boots Alliance, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 56,854,867
	9	Sole Dispositive Power
	10	Shared Dispositive Power 56,854,867

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,854,867
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 27.7%*
14	Type of Reporting Person (See Instructions) HC, CO

*

This calculation is based on 204,692,947 shares of Common Stock outstanding as of December 31, 2020 (as represented by the Issuer in the Stock Purchase Agreement by and between Walgreens Boots Alliance, Inc. and AmerisourceBergen Corporation dated as of January 6, 2021).

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends and supplements the Schedule 13D (the “Schedule 13D”) relating to the common stock, $0.01 par value per share (“Common Stock”), of AmerisourceBergen Corporation, a Delaware corporation (the “Issuer”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2014, as amended by Amendment No. 1 thereto filed on January 16, 2015, Amendment No. 2 thereto filed on January 25, 2016, Amendment No. 3 thereto filed on March 22, 2016, Amendment No. 4 thereto filed on August 25, 2016 and Amendment No. 5 thereto filed on November 14, 2016. Terms used but not defined in this Amendment No. 6 have the respective meanings given to such terms in the original Schedule 13D, as previously amended.

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows:

This Amendment No. 6 is being filed by: (i) Walgreens Boots Alliance Holdings LLC, a Delaware limited liability company (“WBA Holdings”) (f/k/a WAB Holdings LLC); (ii) WBA Investments, Inc., a Delaware corporation (“WBA Investments”); and (iii) Walgreens Boots Alliance, Inc., a Delaware corporation (“WBA”). WBA Holdings, WBA Investments and WBA are collectively referred to as the “Reporting Persons.”

WBA Holdings was formed solely for the purpose of investing in the Issuer. All of the shares of Common Stock reported as beneficially owned by any Reporting Person in this Schedule 13D are held by WBA Holdings. WBA Holdings is a wholly owned subsidiary of WBA Investments. WBA Investments is a wholly owned subsidiary of WBA. WBA, together with its subsidiaries, including the Reporting Persons, is a global pharmacy-led, health and wellbeing enterprise.

The principal business office of each of the Reporting Persons is: c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case, of each director and executive officer of the Reporting Persons, as applicable.

During the last five years, each Reporting Person and, to the knowledge of such Reporting Person, each person listed in Annex A with respect to such Reporting Person, has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

Share Purchase Agreement

On January 6, 2021, WBA entered into a Share Purchase Agreement (the “Share Purchase Agreement” and together with the transactions contemplated thereby, the “2021 Transaction”) with the Issuer. In connection with the 2021 Transaction, WBA and the Issuer also agreed to (i) a three-year extension through 2029 of the US pharmaceutical distribution agreement pursuant to which branded and generic pharmaceutical products are sourced from the Issuer in the U.S., (ii) a three-year extension of the agreement, that provides the Issuer the ability to access generics pharmaceutical products through Walgreens Boots Alliance Development GmbH, WBA’s global sourcing enterprise, (iii) a distribution agreement pursuant to which the Issuer will supply branded and generic pharmaceutical products to WBA’s Boots UK business following the closing of the 2021 Transaction and (iv) explore a series of strategic initiatives designed to create incremental growth and efficiencies in sourcing, logistics and distribution.

Pursuant to the terms and subject to the conditions set forth in the Share Purchase Agreement, the Issuer will purchase the majority of WBA’s Alliance Healthcare business (the “Business”) for approximately $6.5 billion, comprised of $6.275 billion in cash, subject to certain purchase price adjustments, and 2 million shares of the Issuer’s common stock. The Issuer expects to fund the cash purchase price through a combination of cash on hand and new debt financing, and has obtained $3.025 billion in bridge financing commitments in connection with the 2021 Transaction. Alliance Healthcare’s investments in China and Italy and its operations in Germany are not part of the 2021 Transaction. WBA will account for the 2021 Transaction as a business disposition and report the financial results of the Business as discontinued operations beginning in the second quarter of fiscal year 2021.

The foregoing description of the Share Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, which is filed as Exhibit 99.12 hereto and incorporated herein by reference. The representations, warranties and covenants in the Share Purchase Agreement were made solely for the benefit of the parties to the Share Purchase Agreement for the purpose of allocating contractual risk between those parties, and do not establish these matters as facts. Investors should not rely on the representations, warranties and covenants as characterizations of the actual state of facts or condition of WBA, the Issuer or any of their respective subsidiaries or affiliates.

A&R Shareholders Agreement

In connection with the closing of the 2021 Transaction, WBA and the Issuer will enter into an Amended and Restated Shareholders Agreement (the “A&R Shareholders Agreement”), which amends and restates in its entirety the existing Shareholders Agreement of the Issuer, dated March 18, 2013 (the “Existing Shareholders Agreement”). The A&R Shareholders Agreement, among other things, increases by 1% the percentage of outstanding Common Stock which WBA and its affiliates are permitted to hold.

The foregoing description of the changes between the Existing Shareholders Agreement and the A&R Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of A&R Shareholders Agreement, which is filed as Exhibit 99.13 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

(a) and (b). The ownership percentages set forth below are based on 204,692,947 shares of Common Stock outstanding as of December 31, 2020 (as represented by the Issuer in the Stock Purchase Agreement by and between WBA and the Issuer dated as of January 6, 2021). WBA Holdings may be deemed to beneficially own 56,854,867 shares of Common Stock, representing approximately 27.7% of the total number of shares of Common Stock outstanding, as of the filing of this Amendment No. 6. Upon closing of the transactions contemplated by the Share Purchase Agreement, it is expected that WBA’s Designated Seller Subsidiary (as defined in the Share Purchase Agreement) will acquire 2,000,000 additional shares of Common Stock from the Issuer.

By virtue of relationships reported in Item 2, each of WBA Investments and WBA may be deemed to share the power to vote or direct to vote or to direct the voting of, and to dispose of or to direct the disposition of and, accordingly, may be deemed to beneficially own the 56,854,867 shares of Common Stock held by WBA Holdings, representing approximately 27.7% of the total number of shares of Common Stock outstanding, as of the filing of this Amendment No. 6.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than WBA Holdings) that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) With respect to each Reporting Person, such Reporting Person and, to the knowledge of such Reporting Person, the persons listed in Annex A hereto with respect to such Reporting Person, have not effected any transaction in shares of Common Stock in the past 60 days.

(d) Other than WBA and its subsidiaries, including WBA Holdings and WBA Investments and the persons listed in Annex A hereto with respect thereto, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibits	Description of Exhibits

99.1	Framework Agreement, dated as of March 18, 2013, by and among the Issuer, Walgreen Co. and Alliance Boots GmbH (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.2	Warrant issued on March 18, 2013 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.3	Warrant issued on March 18, 2013 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.4	Warrant issued on March 18, 2013 (filed as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.5	Amendment No. 1 dated August 25, 2016 to Warrant issued on March 18, 2013 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on August 25, 2016 and incorporated by reference herein).*

99.6	Warrant issued on March 18, 2013 (filed as Exhibit 4.4 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

*	As previously disclosed, Warrants exercised in full on March 18, 2016 and August 25, 2016.

Exhibits	Description of Exhibits

99.7	Amendment No. 1 dated August 25, 2016 to Warrant issued on March 18, 2013 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on August 25, 2016 and incorporated by reference herein).*

99.8	Shareholders Agreement, dated as of March 18, 2013, by and among the Issuer, Walgreen Co. and Alliance Boots GmbH (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.9	Transaction Rights Agreement, dated as of March 18, 2013, by and among Walgreen Co., Walgreens Pharmacy Strategies, LLC, Alliance Boots GmbH, Alliance Boots Luxembourg S.à r.l., and WAB Holdings LLC (filed as Exhibit 10.3 to Walgreen Co.’s Current Report on Form 8-K (File No. 1-00604), filed on March 20, 2013 and incorporated by reference herein).

99.10	Notice, dated as of December 31, 2014, provided by Walgreen Co. to AmerisourceBergen Corporation and Alliance Boots GmbH (previously filed on January 16, 2015 as Exhibit 99.11 to Amendment No. 1 to this Schedule 13D).

99.11	Joint Filing Agreement, dated August 25, 2016 (previously filed on August 25, 2016 as Exhibit 99.11 to Amendment No. 4 to this Schedule 13D).

99.12	Share Purchase Agreement, dated as of January 6, 2021, by and between Walgreens Boots Alliance, Inc., and AmerisourceBergen Corporation (incorporated herein by reference to Exhibit 2.1 of the Form 8-K Filed by Walgreens Boots Alliance, Inc. on January 7, 2021 (file number 001-36759)).

99.13	Form of Amended and Restated AmerisourceBergen Shareholders Agreement, by and between Walgreens Boots Alliance, Inc., and AmerisourceBergen Corporation (incorporated herein by reference to Exhibit 10.1 of the Form 8-K Filed by Walgreens Boots Alliance, Inc. on January 7, 2021 (file number 001-36759)).[1]

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2021

WALGREENS BOOTS ALLIANCE HOLDINGS LLC

By:	/s/ Heather Dixon
Name:	Heather Dixon
Title:	President

WBA INVESTMENTS, INC.

By:	/s/ Heather Dixon
Name:	Heather Dixon
Title:	President

WALGREENS BOOTS ALLIANCE, INC.

By:	/s/ Heather Dixon
Name:	Heather Dixon
Title:	Senior Vice President, Global Controller and Chief Accounting Officer

[1]

Exhibit 99.13 will only be executed and delivered by each of WBA and the Issuer and become effective upon closing of the transactions contemplated by the Share Purchase Agreement. Accordingly, there is no assurance that the amendments to the existing Shareholders Agreement described herein will ever go into effect.

ANNEX A

WALGREENS BOOTS ALLIANCE HOLDINGS LLC

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens, except for Gráinne Kelly, who is a citizen of the Republic of Ireland.

Heather Dixon, President

Present Principal Occupation: Senior Vice President, Global Controller and Chief Accounting Officer, Walgreens Boots Alliance, Inc.

Mark Weisz, Vice President

Present Principal Occupation: Senior Vice President, Global Tax, Walgreens Boots Alliance, Inc.

Joseph B. Amsbary, Jr., Vice President and Secretary

Present Principal Occupation: Vice President and Corporate Secretary, Walgreens Boots Alliance Inc.

Gráinne Kelly, Treasurer

Present Principal Occupation: Vice President, Global Treasury, Walgreens Boots Alliance, Inc.

WBA INVESTMENTS, INC.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, each director listed below is a United States citizen.

Joseph B. Amsbary, Jr.

Present Principal Occupation: Vice President and Corporate Secretary, Walgreens Boots Alliance, Inc.

Heather Dixon

Present Principal Occupation: Senior Vice President, Global Controller and Chief Accounting Officer, Walgreens Boots Alliance, Inc.

Mark Weisz, Vice President

Present Principal Occupation: Senior Vice President, Global Tax, Walgreens Boots Alliance, Inc.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens, except for Gráinne Kelly, who is a citizen of the Republic of Ireland.

Heather Dixon, President

Present Principal Occupation: Senior Vice President, Global Controller and Chief Accounting Officer, Walgreens Boots Alliance, Inc.

Mark Weisz, Vice President

Present Principal Occupation: Senior Vice President, Global Tax, Walgreens Boots Alliance, Inc.

Joseph B. Amsbary, Jr., Vice President and Secretary

Present Principal Occupation: Vice President and Corporate Secretary, Walgreens Boots Alliance, Inc.

Gráinne Kelly, Treasurer

Present Principal Occupation: Vice President, Global Treasury, Walgreens Boots Alliance, Inc.

WALGREENS BOOTS ALLIANCE, INC.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all directors listed below are United States citizens, except for Janice M. Babiak, who is a citizen of the United States and the United Kingdom; John A. Lederer, who is a citizen of Canada; Stefano Pessina, who is a citizen of Monaco; and Dominic P. Murphy, who is a citizen of the Republic of Ireland.

José E. Almeida

Present Principal Occupation: Chairman of the Board and Chief Executive Officer, Baxter International Inc.

Janice M. Babiak

Present Principal Occupation: Former Partner, Ernst & Young LLP

David J. Brailer, MD, Ph.D

Present Principal Occupation: Chairman, Health Evolution Partners

William C. Foote

Present Principal Occupation: Former Chairman and Chief Executive Officer, USG Corporation

Ginger L. Graham

Present Principal Occupation: Former President and Chief Executive Officer, Amylin Pharmaceuticals

Valerie B. Jarrett

Present Principal Occupation: Former Senior Advisor to President Barack Obama and Interim President and Senior Advisor to the Obama Foundation

John A. Lederer

Present Principal Occupation: Senior Advisor, Sycamore Partners

Dominic P. Murphy

Business Address: 111 Strand, London WC2R 0AG, United Kingdom

Present Principal Occupation: Managing Partner and Co-Head of UK Investments, CVC Capital Partners

Stefano Pessina

Business address: 24 Boulevard du Ténao, 98000 Monaco

Present Principal Occupation: Executive Vice Chairman and Chief Executive Officer, Walgreens Boots Alliance, Inc.

Nancy M. Schlichting

Present Principal Occupation: Former Chief Executive Officer, Henry Ford Health System

James A. Skinner

Present Principal Occupation: Executive Chairman of the Board, Walgreens Boots Alliance, Inc.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all executive officers listed below are United States citizens, except for Alexander W. Gourlay and Marco Pagni, who are each citizens of the United Kingdom; Stefano Pessina and Ornella Barra, who are each citizens of Monaco; and James Kehoe, who is a citizen of the Republic of Ireland.

James A. Skinner

Present Principal Occupation: Executive Chairman of the Board, Walgreens Boots Alliance, Inc.

Stefano Pessina

Business Address: 24 Boulevard du Ténao, 98000 Monaco

Present Principal Occupation: Executive Vice Chairman and Chief Executive Officer, Walgreens Boots Alliance, Inc.

Ornella Barra

Business Address: 24 Boulevard du Ténao, 98000 Monaco

Present Principal Occupation: Co-Chief Operating Officer of Walgreens Boots Alliance, Inc.

Alexander W. Gourlay

Present Principal Occupation: Co-Chief Operating Officer of Walgreens Boots Alliance, Inc.

James Kehoe

Present Principal Occupation: Executive Vice President and Global Chief Financial Officer, Walgreens Boots Alliance, Inc.

Marco Pagni

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Executive Vice President, Global Chief Administrative Officer and General Counsel, Walgreens Boots Alliance, Inc.

John Standley

Present Principal Occupation: Executive Vice President and President of Walgreen Co., Walgreens Boots Alliance, Inc.

Heather Dixon

Present Principal Occupation: Senior Vice President, Global Controller and Chief Accounting Officer, Walgreens Boots Alliance, Inc.